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                             May 12, 2021

       Jeff Epstein
       Co-Chief Executive Officer
       Apex Technology Acquisition Corporation
       533 Airport Blvd, Suite 400
       Burlingame, CA 94010

                                                        Re: Apex Technology
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Response dated
April 28, 2021
                                                            File No. 333-252712

       Dear Mr. Epstein:

               We have reviewed your April 28, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Response dated April 28, 2021

       Critical Accounting Policies and Estimates
       Equity-Based Compensation, page 222

   1. We note your letter dated April 28, 2021 and we request additional analysis supporting your estimated fair
value of shares of the Company's common shares. Please tell us how you considered the
September 2020 financing arrangement that valued non-voting
                                                        common stock at a
purchase price of $53.40 per share as it relates to the retrospective estimated fair value
per voting common stock of $34.32 on August 12, 2020. Provide the factors that resulted
in this significant increase over a short period of time. Explain in greater detail why your
valuation remained flat for the first eight months of the year then spiking in September
and November while revenue appears to have been consistent
                                                        throughout 2020. Your
fourth quarter revenue for 2020 appears to have been in line with the earlier quarters of
2020 and does not present a similar spiking that your valuation reports. Further,
please contrast your bullet point regarding how COVID-19 affected your operations as described
in your response letter to the disclosures on page 201 of your
                                                        MD&A. For example, you
disclose that "AvePoint has not experienced any material
                                                        negative impacts" and
"despite global headwinds and market volatility, during the year
 Jeff Epstein
Apex Technology Acquisition Corporation
May 12, 2021
Page 2
      ending December 31, 2020 AvePoint experienced a 31% increase in revenue." These factors suggest that your valuation would be increasing over this period of time of instead of remaining flat and then spiking. Please advise. In addition, please quantify the impact of each factor that you list to support the difference between the August 12, 2020 valuation and November 23, 2020, the date of the announced proposed business combination.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameJeff Epstein
                                                    Division of Corporation
Finance
Comapany NameApex Technology Acquisition Corporation
                                                    Office of Technology
May 12, 2021 Page 2
cc:       Brian D. Paulson
FirstName LastName